February 10, 2005


James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street, NW
Washington, D.C.  20004

RE: Evergreen Select Equity Trust, File Nos. 811-08363 and 333-121413 Evergreen Select Fixed Income Trust (2), File Nos. 811-08365 and 333-121414 and 333-121441
         Evergreen Money Market Trust, File Nos. 811-08555 and 333-121412 Evergreen Equity Trust, File Nos. 811-08413 and 333-121404 Evergreen Municipal Trust, File Nos. 811-08367 and 333-121403 (the "Registrants)

Dear Mr. O'Connor:

     In connection with the Registration Statements on Form N-14AE filed by the Registrants on December 17 and 20, 2005, relating to the proposed mergers of various SouthTrust Funds (the "Funds") into certain Evergreen funds, I am responding on behalf of the Registrants to your question of whether an assignment of the investment advisory agreements for the Funds occurred when SouthTrust Corporation ("SouthTrust"), the parent to the Funds' investment advisor, merged into Wachovia Corporation ("Wachovia"). For your reference, the dates of the filings, the funds involved, the accession numbers and the file numbers of the six filings are as follows:

--------------- ----------------------------- -------------------------------------- --------------------- --------------
Date of Filing                                                                       Accession
                Target Fund                   Survivor Fund                          Number                File Nos.
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Growth Fund        Evergreen Strategic Growth Fund        0000907244-04-000373  333-121413
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Income Fund        Evergreen Short Intermediate Bond      0000907244-04-000374  333-121414
                                              Fund
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust US Treasury        Evergreen Treasury Money Market Fund   0000907244-04-000372  333-121412
                Money Market Fund
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Value Fund         Evergreen Disciplined Value Fund1      0000907244-04-000370  333-121404

--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Alabama Tax Free   Evergreen Alabama Municipal Bond       0000907244-04-000369  333-121403
                Income Fund                   Fund1
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/20/04        SouthTrust Bond Fund          Evergreen Core Bond Fund               0000907244-04-000377  333-121441
--------------- ----------------------------- -------------------------------------- --------------------- --------------

Comment: Explain why the merger of the SouthTrust, the holding company parent to the Funds' investment advisor, on November 1, 2004 (the "Merger") did not cause the assignment of the advisory agreements for the Funds.

Response:         SouthTrust, Wachovia, and the Registrants were satisfied, on the basis of, among other things, Dean Witter, Discover & Co., Morgan Stanley Group Inc. (pub.avail. April 18, 1997)
                  ("the Dean Witter Letter"), that no assignment of the advisory agreements for the Funds would occur as a result of the Merger for purposes of Section 2(a)(4) of the Investment Company Act of 1940, as amended. The factors considered in this analysis included, among others, that (i) SouthTrust and Wachovia were both publicly traded holding companies with widely dispersed groups of public and institutional shareholders; (ii) no single shareholder or group of shareholders owned more than 5% of the outstanding common stock of SouthTrust or Wachovia at the time of the Merger and there was no shareholder presumptively controlling or actually controlling
                  SouthTrust or Wachovia at the time of the Merger; (iii) the investment adviser to the Funds would continue to exist following the Merger as a wholly owned indirect subsidiary of a widely held public company with no controlling shareholder.
                  (Please note that, because the merger of the Funds' investment adviser into Wachovia Bank on January 3, 2005 may be seen to have resulted in an assignment of the Funds' advisory agreements, new investment advisory agreements were implemented for the Funds at that time pursuant to Rule 15a-4.)

                  Although it was contemplated in 2004 that at a later date there would be a merger of Wachovia Bank with SouthTrust Bank and its division that was the investment adviser of the Funds, the mere contemplation of such a merger did not constitute a change of control of the adviser to the Funds. Therefore, according to the reasoning in the Dean Witter Letter, there was no change in control of the investment adviser to the Funds before the merger of the two banks on January 3, 2005, nor any assignment of the investment advisory agreement before that date.


         Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information. Thank you for your time and attention to this matter.

                                                    Sincerely,

                                                    /s/ Maureen E. Towle

                                                    Maureen E. Towle
                                                    Legal Department
                                                    Evergreen Investments

cc:  David Mahaffey, Esq.
       Cam Avery, Esq.